UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Addition of a new first-tier subsidiary

On March 20, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed that it added KB Capital Co., Ltd. as a wholly-owned first-tier subsidiary. Key details are as follows:

1.	Information regarding the new first-tier subsidiary:

A.	Company name: KB Capital Co., Ltd.

B.	Primary areas of business: Other financial services

C.	Key financial figures as of December 31, 2012:

•	Total Assets (KRW): 3,537,592 million

•	Total Liabilities (KRW): 3,165,522 million

•	Total Stockholders’ Equity (KRW): 372,070 million

•	Capital Stock (KRW): 107,461 million

2.	Date of addition: March 20, 2014 (the date of the purchase of shares)

3.	Total number of affiliated companies of KB Financial Group after the addition of KB Capital Co., Ltd. as a first-tier subsidiary: 11

4.	Other relevant information: Woori Financial Co., Ltd. changed its name to KB Capital Co., Ltd. following the purchase of shares by KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 20, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO